UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.__)

Solid Biosciences Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

83422E105
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[X]    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 83422E105

1	NAMES OF REPORTING PERSONS: Biogen Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,772,464 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,772,464 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,772,464 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES ☐ CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 83422E105

1	NAMES OF REPORTING PERSONS: Biogen New Ventures Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,772,464 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,772,464 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,772,464 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES ☐ CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 83422E105

Item 1(a).    Name of Issuer:

Solid Biosciences Inc.
Item 1(b).    Address of Issuer's Principal Executive Offices:

The principal business address of Solid Biosciences Inc. is 141 Portland Street, 5th Floor, Cambridge, MA 02139.

Item 2(a).    Name of Person Filing:

This statement is being filed on behalf of Biogen Inc. and Biogen New Ventures Inc.
Item 2(b).    Address of Principal Business Office or, if None, Residence:

The principal business address of Biogen Inc. is 225 Binney Street, Cambridge, MA 02142.

The principal business address of Biogen New Ventures Inc. is 225 Binney Street, Cambridge, MA 02142.

Item 2(c).    Citizenship:

Biogen Inc. is a corporation organized under the laws of the State of Delaware.
Biogen New Ventures Inc. is a corporation organized under the laws of the State of Delaware.
Item 2(d).    Title of Class of Securities:

Common Stock
Item 2(e).    CUSIP Number:

83422E105

Item 3.     If this statement is filed pursuant to §§ 240.13d-1(b), or §§ 240.13d-2(b) or (c), check whether the person filing is a:

(a)    [ ]    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)    [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)    [ ]    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)    [ ]    Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)    [ ]    An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)    [ ]    An employee benefit plan or endowment fund in accordance with § 240.13d 1(b)(1)(ii)(F);
(g)    [ ]    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)    [ ]    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)    [ ]    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)    [ ]    A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)    [ ]     Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 83422E105

Item 4.     Ownership.

4(a)    Amount beneficially owned:

1,772,464
4(b)    Percent of Class:

5.0%, as calculated based on the number of shares of common stock outstanding disclosed in Solid Biosciences Inc.'s most recent quarterly report on Form 10-Q for the period ended September 30, 2018.
4(c)    Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote:    0
(ii)    Shared power to vote or to direct the vote: 1,772,464
(iii)     Sole power to dispose or to direct the disposition of: 0
(iv)    Shared power to dispose or to direct the disposition of: 1,772,464

Item 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6.     Ownership of More Than Five Percent on behalf of another person.

Not applicable.
Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being reported on by the Parent Holding Company.

Not applicable.
Item 8.     Identification and Classification of Members of the Group.

Not applicable.
Item 9.     Notice of Dissolution of Group.

Not applicable.
Item 10. Certifications.

Not applicable.

CUSIP No. 83422E105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOGEN INC.

By: /s/ James Basta
Name: James Basta
Title: Senior Vice President and Assistant Secretary

BIOGEN NEW VENTURES INC.

By: /s/ James Basta
Name: James Basta
Title: Senior Vice President and Secretary

Dated:    February 14, 2019